Exhibit 3.1

AMENDMENT NO. 1

TO THE THIRD AMENDED AND RESTATED BYLAWS OF

CNB FINANCIAL CORPORATION

The Third Amended and Restated Bylaws of CNB Financial Corporation are hereby amended by deleting Article IV, Section 4.03(c) in its entirety and inserting the following in lieu thereof

“(c) Term of office.—Each director shall hold office until the expiration of the term for which he or she was selected and until a successor has been selected and qualified or until his or her earlier death, resignation or removal. Each director shall retire from service to the Board by tendering his or her resignation on or before attaining the age of 70; provided, however, that the Board may waive this requirement in its discretion solely in connection with director appointments made as part of, or in direct relation to, the completion of a business combination. A decrease in the number of directors shall not have the effect of shortening the term of any incumbent director.”

Effective: July 15, 2025